EXHIBIT 99.2

Unaudited Pro-Forma Combined Condensed Financial Statements

On November 29, 2010, Gilat Satellite Networks Ltd (“Gilat” or the “Company”) completed the acquisition of Wavestream Corporation (“Wavestream”), a leading provider of high power solid state amplifiers. The purchase price was approximately $135 million, out of which, an amount of $2.5 million represents the fair value of the potential contingent consideration according to the Company's management estimation which was accrued in the Company’s financial statements. The contingent consideration may earn out up to $6.8 million and is based on revenues target of Wavestream in 2011. This transaction was designed to augment the Company’s profile in military and other government markets, particularly in the United States.

The following unaudited pro-forma combined condensed financial statements reflect the acquisition of Wavestream using the purchase method of accounting. The acquisition has been accounted for in conformity with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 805, Business Combinations (“ASC 805”). The pro-forma adjustments are based upon available information and assumptions that we believe are reasonable. The pro-forma adjustments have been prepared to illustrate the estimated effect of the acquisition. The unaudited pro-forma combined condensed financial statements do not purport to be indicative of the operating results or financial position that would have been achieved had the acquisition taken place on the date indicated or the results that may be obtained in the future.

The unaudited pro-forma combined condensed balance sheet combines the historical balance sheets of Gilat and Wavestream as of December 31, 2009, as if the acquisition of Wavestream had occurred on that date. The unaudited pro-forma combined condensed statements of operation represents the combined results of the historical audited consolidated statements of operation of Gilat and the historical audited consolidated statements of operation of Wavestream for the year ended December 31, 2009 as if the acquisition of Wavestream had occurred on January 1, 2009.

These unaudited pro-forma combined condensed financial statements are prepared by management for informational purposes only in accordance with Article 11 of Securities and Exchange Commission Regulation S-X and are not necessarily indicative of future results or of actual results that would have been achieved had the acquisition been consummated as of the dates presented, and should not be taken as representative of future consolidated operating results of Gilat. The unaudited pro-forma combined financial statements do not reflect any operating efficiencies and/or cost savings that we may achieve, or any additional expenses or costs of integration that we may incur, with respect to the combined companies as such adjustments are not factually supportable at this point in time. The assumptions used to prepare the pro-forma financial information are contained in the notes to the unaudited pro-forma combined condensed financial statements, and such assumptions should be reviewed in their entirety.

The unaudited pro-forma combined condensed financial statements have been developed from and should be read in conjunction with (i) the historical audited consolidated financial statements for the year ended December 31, 2009 and notes thereto of Gilat contained in its Annual Report on Form 20-F dated April 1, 2010; and (ii) the historical audited financial statements and notes thereto of Wavestream included in exhibit 99.1 of this Interim Report on Form 6-K.

Unaudited Pro-Forma Combined Condensed Balance Sheets

U.S. dollars in thousands

	December 31, 2009
	Gilat	Wavestream	Adjustments	Notes	Pro-forma

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$122,672	$11,505	$(104,158)	(1)	$30,019
Short-term bank deposits	31,729	-	(31,729)	(1)	-
Short-term restricted cash	1,782	100	-		1,882
Restricted cash held by trustees	2,137	-	-		2,137
Trade receivables, net	45,597	3,241	-		48,838
Inventories	13,711	7,900	1,351	(2)	22,962
Other current assets	19,068	344	1,030	(2)	20,442

Total current assets	236,696	23,090	(133,506)		126,280

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	9,912	-	-		9,912
Long-term restricted cash	4,896	-	-		4,896
Long-term trade receivables, receivables in respect of capital leases and other receivables	2,204	-	-		2,204

Total long-term investments and receivables	17,012	-	-		17,012

PROPERTY AND EQUIPMENT, NET	100,532	4,436	-		104,968

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	2,988	357	43,568	(2)	46,913

GOODWILL	-	-	85,920	(2)	85,920

Total assets	$357,228	$27,883	$(4,018)		381,093

The accompanying notes are an integral part of the unaudited pro-forma condensed financial statements.

Unaudited Pro-Forma Combined Condensed Balance Sheets

U.S. dollars in thousands

	December 31, 2009
	Gilat	Wavestream	Adjustments	Notes	Pro-forma
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loans and convertible subordinated notes	$5,220	$3,973	$-		$9,193
Trade payables	16,838	4,309	-		21,147
Accrued expenses	20,067	2,645	-		22,712
Short-term advances from customers held by trustees	2,137	-	-		2,137
Other current liabilities	28,154	945	-		29,099

Total current liabilities	72,416	11,872	-		84,288

LONG-TERM LIABILITIES:
Long-term loans, net	9,830	782	-		10,612
Accrued severance pay	10,011	-	-		10,011
Accrued interest related to restructured debt	1,176	-	-		1,176
Convertible subordinated notes	15,220	-	-		15,220
Other long-term liabilities	16,280	1,789	9,422	(2)	27,491

Total long-term liabilities	52,517	2,571	9,422		64,510

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital	1,832	129	(129)	(3)	1,832
Additional paid-in capital	863,337	51,747	(51,747)	(3)	863,337
Accumulated other comprehensive income	1,341	-	-		1,341
Accumulated deficit	(634,215)	(38,436)	38,436	(3)	(634,215)

Total equity	232,295	13,440	(13,440)		232,295

Total liabilities and equity	$357,228	$27,883	$(4,018)		$381,093

The accompanying notes are an integral part of the unaudited pro-forma condensed financial statements.

Unaudited Pro-Forma Combined Condensed Statements of Operation

U.S. dollars in thousands (except share and per share data)

	Year ended December 31, 2009
	Gilat	Wavestream	Adjustments	Notes	Pro-forma

Revenues:
Products	$91,407	$51,694	-		$143,101
Services	136,652	-	-		136,652

Total revenues	228,059	51,694	-		279,753

Cost of revenues:
Products	56,672	37,100	7,031	(4)	100,803
Services	100,956	-	-		100,956

Total cost of revenues	157,628	37,100	7,031		201,759

Gross profit	70,431	14,594	(7,031)		77,994

Operating expenses:
Research and development, net	13,970	5,138	-		19,108
Selling and marketing	29,138	2,559	455	(4)	32,152
General and administrative	27,987	2,815	-		30,802

Total operating expenses	71,095	10,512	455		82,062

Operating income (loss)	(664)	4,082	(7,486)		(4,068)

Financial income (expenses), net	1,050	(392)	-		658
Other income (expenses)	2,396	(22)	-		2,374

Income (loss) before taxes on income (tax benefit)	2,782	3,668	(7,486)		(1,036)
Taxes on income (tax benefit)	904	264	(1,797)	(4),(5)	(629)

Net income (loss)	$1,878	$3,404	$(5,689)		$(407)

Net earnings (loss) per share:
Basic	$0.05				$(0.01)
Diluted	$0.04				$(0.01)

Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,159,431				40,159,431
Diluted	41,473,515				40,159,431

The accompanying notes are an integral part of the unaudited pro-forma condensed financial statements.

Notes to Unaudited Pro-Forma Combined Condensed Financial Statements
(All amounts are in U.S dollars in thousands)

Note 1 - Basis of Pro-Forma Presentation

On November 29, 2010, the Company completed the acquisition of Wavestream, a leading provider of high power solid state amplifiers. The purchase price was approximately $135,000, out of which, an amount of $2,500 represents the fair value of the potential contingent consideration according to the Company's management estimation which was accrued in the Company’s financial statements. The contingent consideration may earn out up to $6,800 and is based on revenues target of Wavestream in 2011

The unaudited pro-forma combined financial information was prepared based on the historical financial statements of Gilat and Wavestream.

The acquisition has been accounted for in conformity with ASC 805 and uses the fair value concepts defined in Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820-10”). ASC 805 requires, among other things, that most assets acquired and liabilities assumed in an acquisition be recognized at their fair values as of the acquisition date and requires that fair value be measured based on the principles in ASC 820-10. ASC 820-10 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820-10 also requires that a fair value measurement reflect the assumptions market participants would use in pricing an asset or liability based on the best information available. After all values have been assigned to assets and liabilities, the remainder of the purchase price is recorded as goodwill.

The allocation process requires an analysis of acquired inventory, deferred tax assets, technology, customer relationships and backlog, contractual commitments and legal contingencies to identify and record the fair value of all assets acquired and liabilities assumed. In valuing acquired assets and assumed liabilities, fair values were based on, but not limited to: future expected discounted cash flows for customer relationships, technology and backlog; the comparable sales method for inventory; and appropriate discount rates and growth rates.

The following table summarizes the estimated fair values of Wavestream’s assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

$
Working capital	10,689
Property and equipment	3,513
Intangible assets subject to amortization
Technology	40,040
Customer relationships	3,187
Backlog	341
Goodwill	85,920
Other non-current assets	355
Long-term liabilities	(9,097)
$134,948

Notes to Unaudited Pro-Forma Combined Condensed Financial Statements

Note 1 - Basis of Pro-Forma Presentation (Cont.)

The Intangible assets are amortized over their estimated useful lives using the straight line method over an estimated period during which benefits are expected to be received:

Years

Technology	7.5
Customer Relationships	7
Backlog	1

The impact on subsequent accounting periods of extending the useful lives of these assets will depend on cash flows generated from such assets. Accordingly, no specific forecasts can be made with respect to future trends.

Goodwill is not amortized but instead tested for impairment at least annually and between annual tests in certain circumstances in accordance with the provisions of ASC 350 (formerly FASB SFAS No. 142 “Goodwill and Other Intangible Assets.”)

Note 2 - Pro-Forma Adjustments

Pro-forma adjustments are necessary to reflect the estimated purchase price, to adjust amounts related to Wavestrem's net tangible and intangible assets to the estimate fair values of those assets and to reflect the amortization expense related to the estimated amortizable intangible assets.

Gilat has not identified any material pre-acquisition contingencies where the related asset, liability or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, if information becomes available which would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro-forma adjustments included in the unaudited pro-forma consolidated financial statements are as follows:

(1)	Cash Consideration paid for Wavestream acquisition.
(2)
Goodwill, intangible assets and related deferred tax liabilities acquired and assumed, respectively, as part of the purchase price allocation in connection with the acquisition of Wavestream, including liability for contingent consideration.

(3)	Elimination of Wavestream's equity as part of the consolidation procedures.
(4)	Amortization of intangible assets and related deferred tax liabilities acquired and assumed, respectively, as part of the purchase price allocation in connection with the acquisition of Wavestream.
(5)	Income tax expenses, due to utilizing deferred tax asset in respect of net operating carryforward tax.